

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Gareth Genner
Chief Executive Officer
T Stamp Inc
3017 Bolling Way NE, Floors 1 and 2,
Atlanta, Georgia, 30305

> **Re: T Stamp Inc**
> **Registration Statement on Form S-1 filed June 1, 2023**
> **Filed June 1, 2023**
> **File No. 333-272343**

Dear Gareth Genner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 1, 2023

General

1.	For your April 4, 2023, registered offering of common stock, you appear to have relied upon General Instruction I.B.6 to Form S-3, which limits the amount of securities you may sell by requiring that the aggregate market value of securities sold by the company pursuant to Instruction I.B.6. during the 12-month period prior to, and including, the sale is no more than one-third of the aggregate market value of your common equity held by non-affiliates. In this regard, we note that your prospectus supplement to Form S-3 (file no. 333- 271091) filed on June 1, 2023, relating to your offering of common stock and pre-funded warrants, discloses that as of the date of filing, the aggregate market value of your outstanding common equity held by non-affiliates was approximately $15,130,508 and that you had sold $5,191,989 in securities pursuant to General Instruction I.B.6

during the prior 12-calendar month period, which appears to exceed the one-third offering limitation of instruction I.B.6. Please provide us with a detailed analysis regarding whether your April, 2023 registered offering was consistent with General Instruction I.B.6 to Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Andrew Stephenson